

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Michael McCarthy
Chief Executive Officer
QuantumScape Corp.
1730 Technology Drive
San Jose, California 95110

      **Re: QuantumScape Corp.**
         **Registration Statement on Form S-1**
         **Filed December 17, 2020**
         **File No. 333-251433**

Dear Mr. McCarthy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.    Please revise your cover page and fee table to clarify the securities that are being registered for resale. Please also identify securities, if any, that are being registered as a primary issuance. In that regard, we note that in the Selling Securityholders table on page 102 you disclose that 287,903,653 shares of Class A Common Stock are being offered. However, the cover page indicates that you are registering 306,053,642 shares of Class A Common Stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Michael McCarthy
QuantumScape Corp.
December 28, 2020
Page 2

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing